UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☒         REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☐         ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	Commission File Number:

CIPHER PHARMACEUTICALS INC.

(Exact name of Registrant as specified in its charter)

Ontario, Canada	2834
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

5650 Tomken Road, Unit 16

Mississauga, Ontario

L4W 4P1

(905) 602-5840

(Address and telephone number of registrant’s principal executive offices)

CT Corporation

111 Eighth Avenue, 13th Floor

New York, New York 10011

(212) 590-9331

(Name, address (including zip code) and telephone number

(including area code) of agent for service of process in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares, no par value Common Shares, no par value	Toronto Stock Exchange NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

For annual reports, indicate by check mark the information filed with this form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,975,961 Common Shares, no par value, as of December 31, 2013

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☐  Yes  ☒  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☐  Yes  ☐  No

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this Registration Statement on Form 40-F are forward-looking statements. Please see “Caution Regarding Forward-Looking Statements” on page 1 of the Annual Information Form for the year ended December 31, 2013 (the “2013 AIF”) of Cipher Pharmaceuticals Inc. (the “Registrant”), which is filed as Exhibit 99.47 to this Registration Statement on Form 40-F.

Documents Filed as Part of This Registration Statement

The documents filed as Exhibits 99.1 through 99.82 each of which is incorporated by reference in this registration statement, contain all information material to an investment decision that the Registrant since January 1, 2013: (i) made or was required to make public pursuant to the law of any Canadian jurisdiction, (ii) filed or was required to file with the Toronto Stock Exchange (the “TSX”) and which was made public by the TSX, or (iii) distributed or was required to distribute to its security holders.

Description of Common Shares

The required disclosure containing a description of the securities to be registered is included under the headings “Dividends” and “Description of Capital Structure—Common Shares” on pages 16 and 17 of the 2013 AIF, respectively, and “Note 10—Share Capital” to the Registrant’s Audited Financial Statements as of and for the year ended December 31, 2013, which are filed as Exhibit 99.80 to this Registration Statement on Form 40-F.

Off-Balance Sheet Arrangements

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The following is a summary of the Registrant’s contractual obligations as of December 31, 2013:

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	nil	nil	nil	nil	nil
Capital (Finance) Lease Obligations	nil	nil	nil	nil	nil
Operating Lease Obligations	$97,753	$69,002	$28,751	nil	nil
Purchase Obligations	Nil	Nil	Nil	nil	nil
Other Long-Term Liabilities Reflected on the Registrant’s Balance Sheet	Nil	Nil	Nil	nil	nil
Total	$97,753	$69,002	$28,751	nil	nil

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Registrant has filed a Form F-X with the Commission together with this Registration Statement on Form 40-F.

Signatures

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized on November 7, 2014.

CIPHER PHARMACEUTICALS INC.

By:	/s/ Norman Evans
Name:	Norman Evans
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.01	Notice of 2013 Annual Meeting Date and Record Date
99.02	Audited Financial Statements as of and for the fiscal year ended December 31, 2012
99.03	Management’s Discussion and Analysis for the fiscal year ended December 31, 2012
99.04	News Release dated March 1, 2013
99.05	ON Form 13-502F1 (Class 1 Reporting Issuers — Participation Fee)
99.06	Revised Annual Information Form for the fiscal year ended December 31, 2012
99.07	Canadian Form 52-109F1R — Certification of refiled annual filings — CEO
99.08	Canadian Form 52-109F1R — Certification of refiled annual filings — CFO
99.09	Cover Letter dated March 25, 2013
99.10	Annual Report for the fiscal year ended December 31, 2012
99.11	Form of proxy for the 2013 Annual Meeting
99.12	Management Information Circular for the 2013 Annual and Special Meeting
99.13	Notice of 2013 Annual and Special Meeting

99.14	Voting Instruction Form for 2013 Annual and Special Meeting
99.15	Certificate re: dissemination to shareholders
99.16	News Release dated April 29, 2013
99.17	Interim Financial Statements as at and for the three months ended March 31, 2013
99.18	Management’s Discussion and Analysis for the three months ended March 31, 2013
99.19	Canadian Form 52-109F2 — Certification of interim filings — CEO
99.20	Canadian Form 52-109F2 — Certification of interim filings — CFO
99.21	News Release dated May 3, 2013
99.22	Report of Voting Results of 2013 Annual Meeting
99.23	News Release dated July 2, 2013
99.24	Interim Financial Statements as at and for the three and six months ended June 30, 2013
99.25	Management’s Discussion and Analysis for the three and six months ended June 30, 2013
99.26	Canadian Form 52-109F2 — Certification of interim filings — CEO
99.27	Canadian Form 52-109F2 — Certification of interim filings — CFO
99.28	News Release dated July 31, 2013
99.29	News Release dated September 19, 2013
99.30	Material Change Report dated September 20, 2013
99.31	Interim Financial Statements as at and for the three and nine months ended September 30, 2013
99.32	Management’s Discussion and Analysis for the three and nine months ended September 30, 2013
99.33	Canadian Form 52-109F2 — Certification of interim filings — CEO
99.34	Canadian Form 52-109F2 — Certification of interim filings — CFO
99.35	News Release dated October 30, 2013
99.36	News Release dated December 30, 2013
99.37	News Release dated January 21, 2014
99.38	News Release dated February 5, 2014
99.39	Notice of 2014 Annual Meeting Date and Record Date

99.40	Audited Financial Statements as of and for the fiscal year ended December 31, 2013
99.41	Management’s Discussion and Analysis for the fiscal year ended December 31, 2013
99.42	News Release dated February 26, 2014
99.43	ON Form 13-502F1 (Class 1 Reporting Issuers — Participation Fee)
99.44	Material Change Report dated March 14, 2014
99.45	News Release dated March 14, 2014
99.46	News Release dated March 25, 2014
99.47	Annual Information Form for the fiscal year ended December 31, 2013
99.48	Canadian Form 52-109F1 — Certification of annual filings — CEO
99.49	Canadian Form 52-109F1 — Certification of annual filings — CFO
99.50	Annual Report for the fiscal year ended December 31, 2013
99.51	Form of proxy for the 2014 Annual Meeting
99.52	Management Information Circular for the 2014 Annual Meeting
99.53	Notice of 2014 Annual Meeting
99.54	Interim Financial Statements as at and for the three months ended March 31, 2014
99.55	Management’s Discussion and Analysis for the three months ended March 31, 2014
99.56	Canadian Form 52-109F2 — Certification of interim filings — CEO
99.57	Canadian Form 52-109F2 — Certification of interim filings — CFO
99.58	News Release dated May 2, 2014
99.59	News Release dated May 5, 2014
99.60	Report of Voting Results of 2014 Annual Meeting
99.61	News release dated June 18, 2014
99.62	Material Change Report dated June 26, 2014
99.63	News Release dated June 26, 2014
99.64	News Release dated July 24, 2014
99.65	Interim Financial Statements as at and for the three and six months ended June 30, 2014
99.66	Management’s Discussion and Analysis for the three and six months ended June 30, 2014

99.67	Canadian Form 52-109F2 — Certification of interim filings — CEO
99.68	Canadian Form 52-109F2 — Certification of interim filings — CFO
99.69	News Release dated July 30, 2014
99.70	Interim Financial Statements as at and for the three and nine months ended September 30, 2014
99.71	Management’s Discussion and Analysis for the three and nine months ended September 30, 2014
99.72	Canadian Form 52-109F2 — Certification of interim filings—CEO
99.73	Canadian Form 52-109F2 — Certification of interim filings — CFO
99.74	News Release dated October 29, 2014
99.75	Cover Letter for Refiled 2012 Audited Financial Statement
99.76	Refiled Audited Financial Statements as of and for the fiscal year ended December 31, 2012
99.77	Canadian Form 52-109F2 — Certification of Refiled 2012 Annual filings — CEO
99.78	Canadian Form 52-109F2 — Certification of Refiled 2012 Annual filings — CFO
99.79	Cover Letter for Refiled 2013 Audited Financial Statement
99.80	Refiled Audited Financial Statements as of and for the fiscal year ended December 31, 2013
99.81	Canadian Form 52-109F2 — Certification of Refiled 2013 Annual filings — CEO
99.82	Canadian Form 52-109F2 — Certification of Refiled 2013 Annual filings — CFO
99.83	Consent of PricewaterhouseCoopers LLP